SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For January 29, 2021

Commission File Number 001-39670

PURETECH HEALTH PLC

6 Tide Street, Suite 400

Boston, Massachusetts 02210

Attention: Chief Executive Officer

(617) 482-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 29, 2021, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) issued a press release announcing the appointment of Bharatt Chowrira, Ph.D., J.D., PureTech’s President and Chief of Business and Strategy, to its Board of Directors. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated January 29, 2021, “ PureTech Adds Bharatt Chowrira, PureTech’s President and Chief of Business and Strategy, to Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: January 29, 2021	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer